12010733

SEC Mail Processing Section

FEB 10 2012

Washington, DC 123

AB 3/20

n.a. 2/21

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 44483 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/11 MM/DD/YY AND ENDING 12/31/11 MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Tradespot Markets Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13900 SW 24th Street
(No. and Street)

Davie (City) FL (State) 33325 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Beloyan 954-916-3899 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

19720 Jetton Road 3rd Floor Cornelius NC 28031
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

**CHECK ONE:**

☐ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

n.a. 2/22

# OATH OR AFFIRMATION

I, Mark Beloyan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tradespot Markets Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HILDA RODRIGUEZ
Notary Public, State of Florida
Commission# EE 31915
My comm. expires October 4, 2014

2/4/12

Notary Public

Signature

President

Title

STATE OF... FL
COUNTY OF... Miami Dade
The foregoing instrument was acknowledged before me this by Mark Beloyan who is personally known to me or who has produced FL DL as identification and who did (did not) take an oath.

NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. NOT APPLICABLE
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. NOT APPLICABLE
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Tradespot Markets Inc.**

**Audited Financial Statements**

**And Report of Independent Registered**

**Public Accounting Firm**

**December 31, 2011**

Tradespot Markets Inc.

Table of Contents

December 31, 2011

**BONGIOVANNI & ASSOCIATES, C.P.A.'s**
**19720 Jetton Road, 3rd Floor**
**Cornelius, North Carolina 28031 (USA)**

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Tradespot Markets Inc.
Davie, FL

We have audited the accompanying statement of financial condition of Tradespot Markets Inc. ("The Company") as of December 31, 2011 and the statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement The Company is not required to have nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness for the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Tradespot Markets Inc. as of December 31, 2011 and the results of its operations and cash flows for the year then ended in conformity with the accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages eight through twelve in the accompanying schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bongiovanni & Assoc. CPA's

Cornelius, North Carolina
January 27, 2012

TRADESPOT MARKETS INC.
STATEMENT OF FINANCIAL CONDITION DECEMBER 31, 2011

ASSETS

| | | |
|---|---|---|
| CASH | $ | 41,528 |
| CASH ON DEPOSIT WITH CLEARING BROKER-DEALER | | 15,000 |
| COMMISSION RECEIVABLE | | 3,886 |
| OTHER | | 926 |
| OFFICE EQUIPMENT, NET OF $17,974 IN ACCUMULATED DEPRECIATION | | -0- |
| | $ | 61,340 |

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TRADESPOT MARKETS INC.
LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

| | | |
|---|---|---|
| ACCOUNTS PAYABLE AND ACCRUED EXPENSES | $ | 2,512 |
| FINE SETTLEMENT PAYABLE | | 16,526 |
| NAC PAYABLE | | 18,977 |
| TOTAL LIABILITIES | | 38,015 |
| COMMON STOCK - PAR VALUE $1.00 PER SHARE, 10,000 SHARES AUTHORIZED, 100 SHARES ISSUED AND OUTSTANDING | | 100 |
| ADDITIONAL PAID-IN CAPITAL | | 56,230 |
| RETAINED DEFICIT | | (33,005) |
| TOTAL STOCKHOLER'S EQUITY | | 23,325 |
| | $ | 61,340 |

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.
SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

TRADESPOT MARKETS INC.
STATEMENT OF INCOME DECEMBER 31, 201131, 2010

| | | |
|---|---|---|
| REVENUES: | | |
| COMMISSIONS | $ | 263,838 |
| COMMISSIONS RISKLESS PRINCIPAL | | 159,517 |
| INTEREST INCOME | | 399 |
| TOTAL REVENUES | | 423,754 |
| | | |
| EXPENSES: | | |
| COMMISSIONS | | 116,010 |
| CLEARING FEES AND COSTS | | 18,821 |
| SETTLEMENT EXPENSE | | 43,977 |
| ADVERTISING | | 294 |
| COMMISSION EXPENSE | | 310 |
| MEALS AND ENTERTAINMENT | | 79,503 |
| TELEPHONE AND COMMUNICATIONS | | 10,280 |
| PROFESSIONAL FEES | | 24,615 |
| OFFICE EXPENSES | | 7,638 |
| TRAVEL AND TRANSPORTATION | | 15,981 |
| LICENSES AND REGISTRATION | | 5,279 |
| QUOTES AND RESEARCH | | 1,861 |
| UTILITIES | | 2,761 |
| POSTAGE | | 1,443 |
| DUES AND SUBSCRIPTIONS | | 495 |
| INSURANCES | | 877 |
| PRINTING | | 383 |
| BANK CHARGES | | 376 |
| INTEREST EXPENSE – FINE PAYMENTS | | 281 |
| OFFICE SUPPLIES | | 1,452 |
| AUTOMOBILE | | 1,455 |
| SIPC | | 731 |
| DONATIONS AND CONTRIBUTIONS | | 2,500 |
| EDUCATION AND TRAINING | | 105 |
| OTHER | | 632 |
| TOTAL EXPENSES | | 338,692 |
| NET INCOME | | 85,062 |

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.
SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

TRADESPOT MARKETS INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

| | COMMON STOCK | ADDITIONAL PAID-IN CAPITAL | RETAINED EARNINGS (DEFICIT) | TOTAL |
|---|---|---|---|---|
| BALANCES - BEGINNING OF YEAR | $ 100 | $ 56,230 | $ (26,567) | $ 29,763 |
| NET INCOME FOR THE YEAR | -0- | -0- | 85,062 | 85,062 |
| SHAREHOLDER DISTRIBUTIONS | -0- | -0- | (91,500) | (91,500) |
| BALANCES - END OF YEAR | 100 | $ 56,230 | $ (33,005) | $ 23,325 |

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.
SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

TRADESPOT MARKETS INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

| | | |
|---|---|---|
| CASH FLOWS PROVIDED BY OPERATING ACTIVITIES: | | |
| NET INCOME | $ | 85,062 |
| ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES: | | |
| CHANGES IN OPERATING ASSETS AND LIABILITIES: | | |
| DECREASE IN COMMISSIONS RECEIVABLE | | 2,242 |
| (INCREASE) IN OTHER ASSETS | | (726) |
| DECREASE IN ACCOUNTS PAYABLE AND ACCRUED EXPENSES | | (470) |
| INCREASE IN FINE SETTLEMENT PAYABLE | | 16,526 |
| INCREASE IN NAC PAYABLE | | 18,977 |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | | 121,611 |
| CAHS FLOWS USED IN FINANCING ACTIVITIES: | | |
| SHAREHOLDER LOANS COLLECTED | | 8,500 |
| DISTRIBUTIONS TO SHARHOLDER | | (91,500) |
| NET CASH FLOWS USED IN FINANCING ACTIVITIES | | (83,000) |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | | 38,611 |
| CASH AT BEGINNING OF YEAR | | 17,917 |
| CASH AT END OF YEAR | $ | 56,528 |

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.
SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TRADESPOT MARKETS INC.
NOTES TO THE FINANCIAL
STATEMENTS FOR THE YEAR
ENDED DECEMBER 31, 2011

NOTE 1- NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Tradespot markets Inc is a registered general securities broker-dealer which acts as a non-clearing introducing broker. The company does not hold funds or securities for customers and does not carry accounts of, or for customers.

Income is derived from trades introduced to the clearing broker, who completes the transaction with the customer and subsequently remits the commission to the introducing broker. Income from the securities transactions and related expenses are recorded on the settlement date, generally the third business day following the transaction date; however, all transactions are reviewed and adjusted to the trade date basis for significant transactions.

The company has entered into a clearing agreement with Legent Clearing LLC (hereafter referred to as "Legent Clearing") whereby Legent Clearing clears transactions on a fully disclosed basis for the customers of Tradespot Markets Inc. in accordance with this agreement, the company is required to maintain a minimum deposit of $15,000 with Legent Clearing. The company considers their clearing deposit balance with Legent Clearing to be a cash equivalent in the statement of cash flows.

Office equipment is recorded at cost. The company provides for depreciation using the straight line method over the estimated useful life of five years. Depreciation expense amounted to $-0- for the year ended December 31, 2011, as it was fully depreciated in prior years.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although actual results could differ from those estimates, management believes that any difference would be immaterial to the financial statements as a whole.

TRADESPOT MARKETS INC.
NOTES TO THE FINANCIAL
STATEMENTS FOR THE YEAR
ENDED DECEMBER 31, 2011

## NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the uniform net capital requirements of the sec under rule 15c3-1, the company is required to maintain a minimum net capital defined under such rule. At December 31, 2011, the company had net capital of $22,399 or an excess of $17,399 over the minimum required net capital of $5,000. In addition, the aggregate indebtedness as defined cannot exceed 800% of net capital. At December 31, 2011 the company's ratio of aggregate indebtedness to net capital was 1.69 to 1.

## NOTE 3 - INCOME TAXES

The company, with the consent of its shareholder, has elected under the internal revenue code to be an s corporation effective January 8, 1992 (the date of inception). in lieu of corporation income taxes, the shareholder of an s corporation is taxed individually on their proportionate share of the company's taxable income or loss. Therefore, no provision for federal or state income taxes has been included in these financial statements.

## NOTE 4 – RESOLVED REGULATORY ACTION

On August 4, 2011, the Company settled FIRNA allegations regarding selling of unregistered securities via an AWC and was ordered to pay a fine of $25,000 and Mark Beloyan was suspended from association with any FINRA member for 1 month in all capacities and an additional 1 month suspension as Principal.

On December 20, 2011 the NAC upheld the hearing panel sanctions regarding a FINRA complaint regarding emails, both the firm and Mark Beloyan (jointly) were ordered to pay a fine of $13,500 and costs associated with both the Hearing Panel's assessment of $3,869 and appeal costs (NAC) of $1,608, for total costs of $5,477. The total amount is $18,977, which is included in the accompanying Statement of Financial Condition at December 31, 2011. In addition, Mark Beloyan will be suspended in all capacities for 10 business days in February/March 2012.

# TRADESPOT MARKETS INC.
## COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
## DECEMBER 31, 2011

COMPUTATION OF NET CAPITAL

| | | |
|---|---|---|
| TOTAL OF STOCKHOLDER'S EQUITY FROM STATEMENT OF FINANCIAL CONDITION | $ | 23,325 |
| DEDUCT NON-ALLOWABLE ASSETS | | (926) |
| NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS | | 22,399 |
| HAIRCUTS ON SECURITY POSITIONS | | -0- |
| NET CAPITAL | $ | 22,399 |
| MINIMUM NET CAPITAL REQUIREMENT- MINIMUM DOLLAR NET CAPITAL REQUIRED | $ | 5,000 |
| COMPUTATION OF AGGREGATE INDEBTEDNESS | | |
| ACCOUNTS PAYABLE AND ACCRUED EXPENSES | $ | 2,512 |
| OTHER AGGREGATE INDEBTEDNESS | | 35,503 |
| TOTAL AGGREGATE INDEBTEDNESS | $ | 38,015 |
| RATIO OF AGGREGATE INDEBTEDNESS | | 1.69 TO 1 |

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TRADESPOT MARKETS INC.
STATEMENT PURSUANT TO RULE 17A-5 (d) (2) —
SUBORDINATED DEBT DECEMBER 31, 2011

The Company had no liabilities subordinated to claims of general creditors at December 31, 2011. In addition, there were none in existence during the year ended December 31, 2011.

TRADESPOT MARKETS INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
DECEMBER 31, 2011

At December 31, 2011 the Company was exempt from reporting information for reserve requirements under rule 15c3-3 as no customer funds or securities are held by the Company.

TRADESPOT MARKETS INC.
STATEMENT PURSUANT TO INFORMATION
RELATING TO POSSESSION OR CONTROL
REQUIREMENTS
DECEMBER 31, 2011

At December 31, 2011 the Company was in compliance with the conditions of exemption from reporting information relating to possession or control requirements under rule 15c3-3 paragraph (K (2) (ii) of that rule as no securities of or for customers are held by the Company.

TRADESPOT MARKETS INC.
COMPUTATION FOR DETERMINATION OF RESERVE
STATEMENT PURSUANT TO SEC RULE 17a-5 (d) (4)
DECEMBER 31, 2011

A reconciliation between the computation of net capital under rule 15c3-1 included in these audited financial statements and the computation included the respondent's corresponding unaudited form X-17A-5, part ii focus report filing at December 31, 2011 is as follows:

Net capital as reported in the company's form X-17A-5, part ii (unaudited) focus report and net capital as reported in the company's audited financial statements and net capital in the audited financial statements... $ 22,399

**BONGIOVANNI & ASSOCIATES, C.P.A.'s**
**19720 Jetton Road, 3rd Floor**
**Cornelius, North Carolina 28031 (USA)**

Report of independent registered Public accounting firm on internal accounting control

The Board of Directors
Tradespot Markets Inc.
Davie, Florida

In planning and performing my audit of the financial statements of Tradespot Markets Inc. for the year ended December 31, 2011, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g) (1) of the securities and exchange commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Tradespot markets, inc. that we considered relevant to the objectives stated in rule 17a-5 (g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3; and (2) in complying with the requirements of prompt payment for securities under section 8 of regulation t of the board of governors of the federal reserve system.

The management of the company is responsible for establishing and maintaining a system of internal accounting control and practices and procedures referred to in the preceding paragraph. I fulfilling this reaposnibil1ty, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the securities and exchange commission's objectives. two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design and operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above. In addition, the company was in compliance with the conditions of the exceptive provisions of rule 15c3-3 at December 31, 2011 and, further, no fact came to our attention indicating that the company was not in compliance with such conditions during the year ended December 31, 2011.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the securities and exchange commission to be adequate for its purposes in accordance with the securities act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the company's practices and procedures were adequate at December 31, 2011 to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and applicable self-regulatory organizations and should not be used for any other purpose.

Cornelius, North Carolina
January 27, 2012